Filed by Northern Genesis Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Northern Genesis Acquisition Corp. II

Commission File No. 001-39881

This filing relates to the proposed merger involving Northern Genesis Acquisition Corp. II (“Northern Genesis 2”) with Embark Trucks Inc. (“Embark”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 22, 2021.

On September 21, 2021, Embark issued a press release entitled “Embark and ZF Collaborate to Validate Automatic Steering Control in Self-Driving Trucks”. The press release announces Embark’s joint initiative with ZF to test, validate, and integrate ZF’s ReAX adaptive steering technology to ensure compatibility with the Embark Universal Interface. A copy of the press release is set forth below.

Embark and ZF Collaborate to Validate Automatic Steering Control in Self-Driving Trucks

Companies will test prototypes, share data, and exchange technical information as Embark furthers its OEM-agnostic approach.

SAN FRANCISCO, CA and LIVONIA, MICHIGAN –– SEPTEMBER 21, 2021 ––  Embark Trucks Inc., a leading developer of autonomous technology for the trucking industry, and ZF, a top global Tier-1 supplier, today announced a collaboration to test, validate, and integrate ZF’s ReAX adaptive steering technology to ensure compatibility with the Embark Universal Interface (EUI). This collaboration will enable the validation of the ReAX steering system and core algorithm, ultimately leading to a safer and more performant autonomous technology stack. Both companies pursue an OEM-agnostic approach with the trucking industry, cooperating with both OEM and fleet customers and providing them with the technology to safely operate.

With the EUI, Embark enables carriers to begin trials and deployment of Embark self-driving software on trucks from the carriers’ preferred OEM. The EUI is a set of standardized self-driving modules and the flexible interfaces necessary to more easily and robustly integrate Embark's autonomous technology onto truck OEM vehicle platforms. The EUI is currently in development for trucks from the four major OEMs in the U.S. – Freightliner, Navistar International, PACCAR, and Volvo – representing the vast majority of the Class-8 trucks on the road nationwide.

Embark has tested ZF technology for four years and this collaboration will take the relationship to the next level. ZF will provide access to the prototype ReAX steering solution and engineering support to Embark, including installation and operation of the system. In turn, Embark will integrate and test ReAX with the EUI, and will relay data and results to ZF in order to promote continued development and improvement of a self-driving system that is compatible across OEM platforms.

“As the autonomous trucking sector grows, it’s incumbent upon Tier-1 suppliers like ZF to outfit technology companies and OEMs with next-generation solutions,” said Julien Plenchette, vice president, Americas, Commercial Vehicle Solutions Division, ZF Group. “Our collaboration with Embark provides additional data for critical testing and validation of the ReAX steering solution and will ensure that Embark’s autonomous trucks are equipped with best-in-class steering innovations as the company pursues its commercialization effort.”

Automated vehicles (L4+) require some level of subsystem redundancy to allow for continued operation in a faulted state. For example, under conditions such as loss of communication or ignition, ZF ReAX steering system can be enabled to support fail operations.

“Embark is a major proponent of ZF’s ReAX approach because it creates an interface point that’s common across columns and gears,” said Brandon Moak, CTO of Embark. “It’s important to get all the industry players – including Tier-1 suppliers – on board to create a robust self-driving platform, as well as an end-to-end support and maintenance ecosystem for self-driving trucks.”

This joint effort with ZF comes on the heels of continued technical and business progress at Embark. In the last two months, Embark unveiled a collaboration with NVIDIA to power the EUI with the NVIDIA DRIVE platform, launched an electric truck drayage pilot in Los Angeles with HP and BYD, and partnered with Ryder to build out a nationwide transfer point network. In June 2021, Embark unveiled its go-to-market strategy and entered into a definitive business combination agreement with Northern Genesis Acquisition Corp. II (NYSE: NGAB) (“Northern Genesis 2”). Upon closing of the proposed business combination in the second half of 2021, subject to a vote by the shareholders of Northern Genesis Acquisition Corp. II, Embark will become a publicly traded company and will list on the NASDAQ under the ticker symbol “EMBK.”

About Embark Trucks

&NegativeTh&NegativeThEmbark is an autonomous vehicle company building the software powering autonomous trucks, focused on improving the safety, efficiency, and sustainability of the nearly $700 billion a year trucking market. Headquartered in San Francisco, CA since its founding in 2016, Embark is America’s longest-running self-driving truck program. The company partners with some of the largest shippers and carriers in the nation, collectively representing over 30,000 trucks.

Embark’s mission is to realize a world where consumers pay less for the things they need, drivers stay close to the homes they cherish, and roads are safer for the people we love. To learn more about Embark, visit embarktrucks.com.

About ZF

ZF is a global technology company suppling systems for passenger cars, commercial vehicles and industrial technology, enabling the next generation of mobility. ZF allows vehicles to see, think and act. In the four technology domains of Vehicle Motion Control, Integrated Safety, Automated Driving, and Electric Mobility, ZF offers comprehensive product and software solutions for established vehicle manufacturers and newly emerging transport and mobility service providers. ZF electrifies a wide range of vehicle types. With its products, the company contributes to reducing emissions, protecting the climate and enhancing safe mobility.

In fiscal year 2020 ZF reported sales of €32.6 billion. The company employs more than 150,000 associates at approximately 270 locations in 42 countries.

For further press information and photos, please visit: www.zf.com

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Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Embark’s and Northern Genesis 2’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Embark’s and Northern Genesis 2’s expectations with respect to future performance. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination in a timely manner or at all; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any proposed business combination; (4) the risk that the business combination may not be completed by Northern Genesis 2 business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought; (5) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of Northern Genesis 2 and Embark and the satisfaction of the minimum trust account amount following redemptions by Northern Genesis 2’s public stockholders; (6) the lack of a third party valuation in determining whether or not to pursue the proposed business combination; (7) the risk that any proposed business combination disrupts current plans and operations and/or the impact that the announcement of the proposed business combination may have on Embark’s business relationships; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the any proposed business combination; (10) changes in the applicable laws or regulations; (11) volatility in the price of Northern Genesis 2’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Embark plans to operate, variations in performance across competitors, changes in laws and regulations affecting Embark’s business and changes in the combined capital structure; (12) the possibility that Embark or Northern Genesis 2 may be adversely affected by other economic, business, and/or competitive factors; (13) the impact of the global COVID-19 pandemic; and (14) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by Embark and Northern Genesis 2 with the U.S. Securities and Exchange Commission (the “SEC”), including those discussed in Northern Genesis 2’s Annual Report Form 10-K for the fiscal year ended December 31, 2020 (“Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 and those that are expected to be included in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by Northern Genesis 2 from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Embark and Northern Genesis 2 caution that the foregoing list of factors is not exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Embark and Northern Genesis 2 undertake no obligation to and accepts no obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to stockholders of Northern Genesis 2 for their consideration. Northern Genesis 2 has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a preliminary proxy statement to be distributed to Northern Genesis 2’s stockholders in connection with Northern Genesis 2’s solicitation for proxies for the vote by Northern Genesis 2’s stockholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the preliminary prospectus relating to the offer of the securities to be issued to Embark’s shareholders in connection with the completion of the proposed merger. After the Registration Statement has been declared effective, Northern Genesis 2 will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Northern Genesis 2’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Northern Genesis 2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Northern Genesis 2, Embark and the proposed business combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Northern Genesis 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Northern Genesis 2.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Northern Genesis 2, Embark and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Northern Genesis 2’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Northern Genesis 2’s stockholders in connection with the proposed transactions will be set forth in Northern Genesis 2’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Northern Genesis 2’s directors and executive officers in Northern Genesis 2’s Form 10-K and Forms 10-Q filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.